Exhibit 99.1

NexGen Closes US$110 Million Strategic Convertible Debenture Financing

Vancouver, BC, September 22, 2023 - NexGen Energy Ltd. (“NexGen” or the “Company”) (TSX: NXE) (NYSE: NXE) (ASX: NXG) is pleased to announce that it has closed its previously announced non-brokered private placement (the “Offering”) of US$110 million aggregate principal amount of unsecured convertible debentures (the “Debentures”) with Queen’s Road Capital Investment Ltd. (“QRC”) and Washington H Soul Pattinson and Company Limited (“WHSP”).

NexGen currently has cash reserves of C$330 million.

Terms of the Debentures

The Debentures carry a 9.0% coupon (the “Interest”), have a maturity date of September 22, 2028, and are convertible at the holder’s option into common shares of NexGen (the “Common Shares”) at a conversion price (the “Conversion Price”) of US$6.76 per Common Share, representing a 30% premium to the volume-weighted average trading price of the Common Shares (the “VWAP”) on the Toronto Stock Exchange for the five trading days prior to the entering into of the previously announced binding term sheets with respect to the Debentures.

The Interest is payable semi-annually in arrears beginning on December 10, 2023. Two-thirds of the Interest (equal to 6% per annum) is payable in cash. One-third of the Interest (equal to 3% per annum) is payable in common shares issuable at a price equal to the 20-day VWAP on the New York Stock Exchange (the “NYSE”) ending on the third trading day prior to the date such Interest is due.

The Company is entitled, on or after the third anniversary of the issuance of the Debentures, at any time that the 20-day VWAP on the NYSE exceeds 130% of the Conversion Price, to redeem the Debentures at par plus accrued and unpaid Interest.

The Company issued an aggregate of 634,615 Common Shares to QRC and WHSP as an establishment fee in connection with the Offering, representing 3% of the aggregate principal amount of the Debentures.

Strategic Alignment Provisions

In connection with the Offering, the Company entered into an amended and restated investor rights agreement with QRC, and an investor rights agreement with WHSP, each containing voting alignment, standstill, and transfer restriction covenants that will apply (subject to certain exceptions) unless and until there is a change of control of the Company.

The Company has been advised by QRC and WHSP that, following completion of the Offering, and the conversion of the 2020 debentures and strategic share purchase noted below, they will hold approximately 2.3% and 1.7%, respectively, of the approximately 518 million outstanding Common Shares (on a non-diluted basis).

Use of Proceeds

Including the proceeds from the Offering and sales made under the Company’s previously announced at-the-market equity program, NexGen’s cash reserves are approximately C$330 million available to fund the continuing development and further exploration of the Company’s mineral properties, and for general corporate purposes.

Conversion of US$15 Million Convertible Debentures and Strategic Share Purchase

QRC has agreed to provide notice to the indenture trustee, within the next 5 business days, of its election to convert the entire principal amount of its outstanding US$15 million convertible debentures into Common Shares. Such debentures were issued by the Company in 2020 with a maturity date of May 27, 2025. The conversion will occur in accordance with the terms of the existing trust indenture governing such debentures, resulting in the issuance of approximately 8.6 million Common Shares to QRC (including a portion of the accrued and unpaid interest on such debentures and at current exchange rates, with the actual number of Common Shares to be issued dependent on the exchange rate at the time of conversion).

In connection with the Offering, NexGen has been advised that WHSP purchased 8.7 million outstanding Common Shares from QRC from the equity portion of their 2020 investment into the Company.

Advisors and Legal Counsel

Aitken Mount Capital Partners acted as financial advisors. Farris LLP acted as legal counsel.

About NexGen

NexGen Energy is a Canadian company focused on delivering clean energy fuel for the future.  The Company’s flagship Rook I Project is being optimally developed into the largest low cost producing uranium mine globally, incorporating the most elite standards in environmental and social governance.  The Rook I Project is supported by a National Instrument 43-101 (“NI 43-101”) compliant Feasibility Study which outlines the elite environmental performance and industry leading economics. NexGen is led by a team of experienced uranium and mining industry professionals with expertise across the entire mining life cycle, including exploration, financing, project engineering and construction, operations and closure.  NexGen is leveraging its proven experience to deliver a Project that leads the entire mining industry socially, technically and environmentally.  The Project and prospective portfolio in northern Saskatchewan will provide generational long-term economic, environmental, and social benefits for Saskatchewan, Canada, and the world.

NexGen is listed on the Toronto Stock Exchange and the New York Stock Exchange under the ticker symbol “NXE” and on the Australian Securities Exchange under the ticker symbol “NXG”, providing access to global investors to participate in NexGen’s mission of solving three major global challenges in decarbonization, energy security and access to power.  The Company is headquartered in Vancouver, British Columbia, with its primary operations office in Saskatoon, Saskatchewan.

Contact Information:

Leigh Curyer

Chief Executive Officer
NexGen Energy Ltd.

+1 604 428 4112
lcuryer@nxe-energy.ca

Travis McPherson
Chief Commercial Officer
NexGen Energy Ltd.
+1 604 428 4112
tmcpherson@nxe-energy.ca

Monica Kras
Vice President, Corporate Development
NexGen Energy Ltd.
+44 (0) 7307 191933
mkras@nxe-energy.ca

Technical Disclosure

All technical information in this news release has been reviewed and approved by  Kevin Small, NexGen’s Senior Vice President, Engineering and Operations, a qualified person under National Instrument 43-101.

A technical report in respect of the Feasibility Study is filed on SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar.shtml) and is available for review on NexGen’s website (www.nexgenenergy.ca).

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the Securities and Exchange Commission (“SEC”) set by the SEC’s rules that are applicable to domestic United States reporting companies.   Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Forward-Looking Information

The information contained herein contains “forward-looking statements” within the meaning of applicable United States securities laws and regulations and “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to mineral reserve and mineral resource estimates, the 2021 Arrow Deposit, Rook I Project and estimates of uranium production, grade and long-term average uranium prices, anticipated effects of completed drill results on the Rook I Project, planned work programs, completion of further site investigations and engineering work to support basic engineering of the project and expected outcomes. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. Statements relating to “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment that, based on certain estimates and assumptions, the mineral resources described can be profitably produced in the future.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen’s business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the mineral reserve and resources estimates and the key assumptions and parameters on which such estimates are based are as set out in this news release and the technical report for the property, the results of planned exploration activities are as anticipated, the price and market supply of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen’s planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a materially adverse manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate in the future.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, the existence of negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, conclusions of economic valuations, the risk that actual results of exploration activities will be different than anticipated, the cost of labour, equipment or materials will increase more than expected, that the future price of uranium will decline or otherwise not rise to an economic level, the appeal of alternate sources of energy to uranium-produced energy, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected, that changes in project parameters and plans continue to be refined and may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates or other risks generally associated with mining, unanticipated delays in obtaining governmental, regulatory or First Nations approvals, risks related to First Nations title and consultation, reliance upon key management and other personnel, deficiencies in the Company’s title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, risks related to changes in laws, regulations, policy and public perception, as well as those factors or other risks as more fully described in NexGen’s Annual Information Form dated  February 24, 2023 filed with the securities commissions of all of the provinces of Canada except Quebec and in NexGen’s 40-F filed with the United States Securities and Exchange Commission, which are available on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statements or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended.   Readers are cautioned not to place undue reliance on forward-looking information or statements due to the inherent uncertainty thereof.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.